# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# FORM C-AR

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

*Name of issuer*
Infinity Fuel Cell and Hydrogen, Inc.

*Legal status of issuer*

> *Form*
> Corporation

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> February 18, 2005

*Physical address of issuer*
431A Hayden Station Road, Windsor, CT 06095

*Current number of employees*
14

|  | Most recent fiscal year-end | Prior fiscal year-end |
| :---: | :---: | :---: |
| **Total Assets** | $1,675,630 | $2,193,910 |
| **Cash & Cash Equivalents** | $532,014 | $501,924 |
| **Accounts Receivable** | $6,343 | $555,406 |
| **Short-term Debt** | $1,240,398 | $511,763 |
| **Long-term Debt** | $839,408 | $800,000 |
| **Revenues/Sales** | $922,409 | $3,219,804 |
| **Cost of Goods Sold** | $1,433,066 | $1,815,825 |
| **Taxes Paid** | $0 | $9,423 |
| **Net Income** | -$2,429,007 | -$60,295 |


**April 29, 2026**

**FORM C-AR**

**Infinity Fuel Cell and Hydrogen, Inc.**




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Infinity Fuel Cell and Hydrogen, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

**No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.infinityfuel.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C-AR is April 29, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

*Forward Looking Statement Disclosure*

*This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

# Table of Contents

**About this Form C-AR**

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Infinity Fuel Cell and Hydrogen, Inc. (the "Company") is a Delaware Corporation, formed on February 18, 2005.

The Company is located at 431A Hayden Station Road, Windsor, CT 06095 .

The Company's website is www.infinityfuel.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Infinity designs, builds, tests, and delivers complete Proton Exchange Membrane, PEM, fuel cell and PEM electrolyzer systems. Our patents and proprietary technology have helped win multiple contracts with NASA, space commerce and commercial aerospace companies, and various branches of the US Military. For spacecraft, space surface operations and underwater vehicles Infinity is developing a new generation of fuel cells and electrolyzers to operate and survive in these extreme environments.

RISK FACTORS

Risks Related to the Company's Business and Industry

*The Commission requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.*

Risks related to our business, products and markets

**The Company has a limited operating history and is unlikely to be able to pay dividends in the near future.**

The Company is in the development stages of its technology, and therefore has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with relatively new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, including purchasing patterns of customers and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Infinity has generated profits in several years and has generated modest revenues since inception. There is no assurance that we will continue to be profitable in the future or generate sufficient revenues to pay dividends to the holders of the shares.

**Our revenue and operating results may fluctuate significantly as a result of factors outside of our control, which could cause the value of our common stock to decline.**

We expect our revenue and operating results to vary significantly from year to year and as a result, comparisons of our financial results are not necessarily meaningful, and you should not rely on them as an indication of our future performance. In addition, due to our stage of development, we cannot predict our future revenue or results of operations accurately. As a consequence, our operating results may fall below the expectations of investors, which could cause the price of our common stock to decline. Factors that may affect our operating results include but are not limited to:

• the status of development of our technology, products and production capabilities

• the cost of our raw materials and key components

• the introduction, timing, and market acceptance of new products introduced by us or our competitors

• the development of our strategic relationships and distribution channels

• general economic conditions, which can affect our customers' capital investments and the length of our sales cycle

• the development of vehicular PEM fuel cells and renewable energy markets; and

• government regulation.

We expect to make significant investments in all areas of our business, particularly in research and product development and in expanding our production capability. Because the investments associated with these activities are relatively fixed in the short term, we may be unable to adjust our spending quickly enough to offset any unexpected shortfall in our revenue growth. In addition, because we are in the very early stages of selling our products and have a limited number of customers, we expect our order flow to be uneven from period to period

**We operate in a highly competitive market against businesses that are more established or have more resources.**

The markets for delivered hydrogen and reliable backup power are highly competitive. There are a number of companies located in the United States, Canada and abroad that deliver hydrogen, sell hydrogen generation equipment or are developing PEM fuel cell technology. Many of these companies have substantially greater resources than we do. Each of these companies has the potential to capture market share in the markets we intend to address, which could cause us to lose sales and prevent us from growing our business. New developments in technology may also delay or prevent the development or sale of some or all of our products or make our products uncompetitive or obsolete. If this were to occur, we would not be able to generate sufficient revenue to offset the cost of developing our electrolyzers and fuel cell systems.

Our fuel cell systems are one of a number of power technology products being developed today to provide space and aerospace primary electrical power and to provide high quality, highly reliable backup power to the existing electric transmission system, or grid. These products include advanced batteries, ultracapacitors, microturbines, flywheels, internal combustion generator sets, superconducting magnetic energy storage devices and other fuel cells using alternative hydrogen supply applications. Improvements are also being made to the existing electric grid. Technological advances in power technology products and improvements in the electric grid may reduce the attractiveness of our fuel cell systems.

As the markets for PEM fuel-cell related products, on-site hydrogen generation and backup power develop, other large industrial and aerospace companies may enter these fields and compete with us. These large companies may have the research and development, manufacturing, marketing and sales resources necessary to commercialize electrolyzers and fuel cell systems more quickly and effectively than we do.

**We currently derive a significant portion of our revenue from a limited customer base**

In the last two fiscal years, a significant portion of our revenue has been derived from a limited number of customers. Dependence on our limited customers may expose us to unexpected drops in revenue if we lose these customers or if their requirements decline. The company is exposed to a risk of losing key customers, which would lead to reduced demand for our products or services. The loss of a significant customer or a decline in customer demand could have a material adverse effect on the company's financial performance and your investment.

**Some of our products are in prototype phase and may never become commercially operational.**

It is possible that certain Infinity systems that are still in the prototype stage may never become commercially operational products. Additionally, if developed into products, such products may never be used to engage in commercial transactions. It is possible that the failure to release the product is the result of a change in business model due to the Company making a determination that the business model needs to be changed, or some other external factor not in the Company's control. We cannot guarantee that any changes to our business model will be in the best interest of the Company and its stockholders/members/creditors.

**Developing new products and technologies entails significant risks and uncertainties.**

We are currently moving from the research and development stage to the production stage for fuel cells and electrolyzers for aerospace, underwater and terrestrial applications. Delays or cost overruns in the development of these products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

**We may not be able to generate revenue in the future if we do not complete the productionization of our fuel cell and electrolysis systems.**

Our fuel cells, and electrolyzers are still in the prototype and early production stage. We do not know when or whether we will successfully complete full productionization of our fuel cell and electrolysis systems. If we are unable to productionize our fuel cells and electrolyzers for space, underwater and other severe environment applications, we may not be able to generate future revenue and we may not recover the losses we have incurred in attempting to develop these products. If we experience delays in meeting our development milestones or if our fuel cell and electrolysis systems exhibit technical defects or cannot meet cost or performance goals, including output, useful life and reliability goals, potential purchasers of our products may decline to purchase them or choose alternative technologies. We may be unable to make the substantial technological advances necessary to produce next generation commercial fuel cell and electrolysis systems that provide the features and performance specifications required by customers at a competitive price.

**Our future success is uncertain because we have a limited production history.**

Infinity was formed in 2002 to research and develop PEM electrochemical products. We have a history of successfully securing research and development funding to support these efforts, primarily for NASA and military customers, allowing the Company to be generally profitable since its founding. These research efforts have developed technologies that have been proven in prototypes that are now transitioning from prototypes to production products. Accordingly, there is only a limited basis upon which you can evaluate our business and prospects and our future success is uncertain.

You should consider the challenges, expenses, delays and other difficulties typically involved in the establishment of new products including the continued technical development of these products, development of fully functioning production operations, refinement of processes and components for our commercial products, recruitment of qualified personnel, and achievement of market acceptance for our products.

**If we fail to retain our key personnel and attract and retain additional qualified personnel, we may be unable to develop our products and generate revenue**.

Our success depends upon the continued service of our executive officers and other key employees such as engineers and research and development personnel. The loss of any of our executive officers or key employees, especially William F. Smith, president and chief executive officer, could impair our ability to pursue our growth strategy and slow our product development processes. We do not have employment agreements with any of our key executives. Furthermore, we must continue to hire large numbers of highly qualified individuals, including researchers, engineers and production personnel. Competition for these individuals is intense, and we may not be able to attract, assimilate or retain additional highly qualified personnel in the future.

**We will not be able to grow our business if we do not achieve certification and/or qualification of our space and underwater and air breathing fuel cells and electrolyzers that may be required by their applications.**

We are initially marketing our fuel cell and electrolyzer systems to commercial space and underwater vehicle companies. Our business depends on the successful qualification of these systems and we may be unable to grow the aerospace elements of our business if we fail to achieve flight qualification. Also, spaceflight and underwater use is risky for all parties. Even if we achieve qualification of our equipment, our targeted customers must also be successful in meeting their mission targets for these products to be sold in sufficient quantities and at sufficient margins to be commercially successful.

**The success of our air breathing fuel cell and terrestrial electrolyzers depends upon the development of aviation, and surface mass markets for PEM fuel cells, and/or renewable hydrogen and we may not be able to generate planned revenue in the future if these markets do not develop.**

We also intend to market our electrolyzers to generate hydrogen fuel for PEM fuel cells in a variety of applications, in particular fuel cell vehicles. If the mass market for PEM fuel cells fails to develop or develops more slowly than we anticipate, we may be unable to generate revenue in the future and recover the losses we will have incurred in the development of our electrolyzers. PEM fuel cells represent an emerging commercial market, and we do not know whether end-users will want to use them. The development of a mass market for PEM fuel cells may be affected by many factors outside of our control, including:

• the emergence of newer, more competitive technologies

• the cost competitiveness of PEM fuel cells compared to existing and new technologies

• the future cost of hydrogen

• regulatory requirements

• consumer perceptions of the safety, reliability, and functionality of PEM fuel cells and,

• customer willingness to adopt new technology.

In addition, our air breathing fuel cell products are focused on difficult to decarbonize applications such as aviation, surface marine and heavy-duty land vehicles. These sectors are difficult due to demands relating to meeting requirements for mass, size, lifetime, shock, vibration, Electromagnetic Interference (EMI), reliability, regulatory qualification, etc. In the past we have been able to meet such requirements but meeting future requirements is not assured.

**We expect to incur significant expenses in expanding our production facilities and production and we may not be successful in these efforts.**

We will be expanding our production facilities in anticipation of increased demand for our products. If this demand does not materialize, we will not generate sufficient revenue to offset the costs of developing and operating these facilities, which could increase our losses and prevent us from growing our business. We currently anticipate we will spend significant funds over the next several years to purchase equipment and make leasehold improvements for our planned production facility. We have not yet finalized plans or executed contracts for this expansion, and actual costs may be significantly in excess of our estimates. In addition, we expect to expand our production and may experience delays or problems in our expected expansion that could compromise our ability to increase our sales and grow our business. Factors that could delay or prevent our expected production expansion include:

• the inability to purchase parts or components in adequate quantities or sufficient quality

• the cost of raw materials

• the failure to increase our assembly and test operations

• the failure to hire and train additional production personnel

• the failure to develop and implement production processes and equipment and

• the inability to acquire new space for additional production capacity

**If we fail to successfully produce our products in target quantities, we may not be able to increase our revenues.**

To be financially successful, we will have to produce our products in target quantities at acceptable costs while also preserving the quality levels achieved in producing these products in limited quantities. This presents a number of technological and engineering challenges for us. We may not be successful in developing product designs and processes that permit us to produce our electrolyzers and fuel cell systems in commercial quantities at commercially acceptable costs while preserving quality. In addition, we may incur significant start-up costs and may experience unforeseen delays and expenses in our product design and production efforts. If the commercialization of our products is delayed, potential purchasers may also decline to purchase them or choose alternative technologies, both of which could impair our ability to generate revenue in the future.

**If our suppliers do not supply us with a sufficient amount and quality of components at acceptable prices, we may not be able to produce our products commercially**

Although we generally attempt to use standard components for our products, the proton exchange membrane material used in our products is currently available only from limited sources. Also, we may be unable to purchase components of adequate quality or that meet our cost requirements. In addition, to the extent these components are proprietary products of our suppliers, or the processes used by our suppliers to manufacture these components are proprietary, we may be unable to obtain comparable components from alternative suppliers. We may experience delays in the production of our products and our business and financial results would suffer if we fail to identify alternate suppliers, or if our supply is interrupted or reduced or there is a significant increase in cost. Additionally, the future potential negative effects from the possible imposition of international tariffs on supplies imported or goods exported cannot be fully ruled out.

**We may be unable to sell our products and generate revenue if we fail to establish strategic partnerships and distribution relationships with third parties.**

Because we intend to sell some of our products through third-party distributors and strategic partnerships, the financial benefits to us of commercializing our products will be partially dependent on the efforts of others. If we are unable to enter into additional distribution agreements, or if our third-party partner distributors do not successfully market and sell our products, we may be unable to generate revenue and grow our business. We may seek to establish relationships with third-party distributors who also indirectly compete with us. For example, we have targeted industrial gas suppliers as potential distributors of our hydrogen electrolyzers. Because industrial gas suppliers currently sell hydrogen in delivered form, adoption by their customers of our hydrogen generation products could cause them to experience declining demand for delivered hydrogen. For this reason, industrial gas suppliers may be reluctant to become distributors of our hydrogen electrolyzers. In addition, our third-party distributors may require us to provide volume price discounts and other allowances, or customize our products, either of which could reduce the potential profitability of these relationships.

**We have historically focused on research and development activities and have limited experience in marketing, selling and servicing our products.**

To date, we have primarily focused on research and development of our hydrogen electrolyzers and fuel cell systems. Consequently, our management team has limited experience directing the commercialization efforts that are essential to our future success. We have limited experience commercially marketing, selling and servicing our electrolyzers, and fuel cell systems. We will have to expand our marketing and sales organization and will have to create a maintenance and support capability. We may not be successful in our efforts to market and service our products, which would compromise our ability to increase our revenue.

**We may be exposed to lawsuits and other claims if our products malfunction, which could increase our expenses, harm our reputation, and prevent us from growing our business.**

Any liability for damages resulting from malfunctions of our products could be substantial and could increase our expenses and prevent us from growing our business. In particular, hydrogen is a flammable gas and can pose safety risks if not handled properly. In addition, our products may require modifications to operate properly under extreme temperatures. Potential customers will also rely upon our products for critical needs, such as crew life support and vehicle primary electrical power. A malfunction of our products could result in tort or warranty claims. In addition, a well- publicized actual or perceived problem could adversely affect the market's perception of our products. This could result in a decline in demand for our products, which would reduce our revenue and harm our business.

**Our plans to market, distribute and service our products internationally subject our business to additional risks, which could prevent us from growing our business.**

We intend to market, distribute and service our products internationally and we may derive a significant portion of our revenue from international sales. If we fail to successfully sell our products internationally, our ability to increase our future revenue and grow our business would be impaired. We have limited experience developing, and no experience marketing our products to comply with the commercial and legal requirements of international markets. Our success in those markets will depend on our ability to secure relationships with foreign resellers and our ability to produce products that meet foreign regulatory and commercial requirements. In addition, our planned international operations may be subject to a variety of additional risks, including:

• difficulties in collecting international accounts receivable

• increased costs associated with maintaining international marketing

• compliance with U.S. Department of Commerce and U. S. State Department export controls

- increases in duty rates

- the introduction of non-tariff trade barriers

- fluctuations in currency exchange rates

- political and economic instability; and

- difficulties in enforcing intellectual property rights.

**As a growing company, we have to develop effective financial and operational processes and controls.**

Effective internal controls and accounting resources are necessary for us to provide reliable financial reports. While our accounting system is currently approved by the Defense Contract Audit Agency (DCAA), and while our quality system is AS 9100 D approved and has successfully passed four consecutive audits, these systems must be maintained and further mature as the Company grows. We also are in the process of achieving cybersecurity compliance with the intent to fully implement the Cybersecurity Maturity Model Certification (CMMC) program to the extent required for our classification of business.

Failure to achieve and maintain an effective internal accounting and control environment could cause us to face regulatory action and also cause investors to lose confidence in our reported financial information, either of which could have an adverse effect on our business and financial results. Failure to implement CMMC could reduce our ability to win new government contracts.

**We anticipate undergoing a period of rapid growth and our failure to manage this growth could harm our business.**

We anticipate undergoing a period of rapid growth in the number of our employees and the scope of our operations. We intend to introduce new products, increase our production capacity and develop additional distributor relationships. Rapid expansion would likely place a significant strain on our senior management team and other resources. In addition, we may be required to hire additional senior management personnel. Our ability to manage growth will depend in part on our ability to continue to enhance our operating, financial and management information systems. Our personnel, systems and controls may be unable to support our growth.

**We may not be able to obtain sufficient funds to grow our business.**

We have regularly needed to raise funds in order to operate our business and believe we may need to raise additional funds to achieve full commercialization of some or all of our products. If we are unable to raise additional funds when needed, our ability to operate and grow our business could be impaired. We currently have one line of credit totaling $100,000 which had an amount of $99,280 available as of April 22, 2026. We do not know whether we will be able to secure additional funding or funding on terms acceptable to us should we require additional funding. Our ability to obtain additional funding will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. These factors may make the timing, amount, terms and conditions of additional funding unattractive to us. If we issue additional equity securities, existing stockholders may experience dilution or be subordinated to any rights, preferences or privileges granted to the new equity holders.

**Risks related to Intellectual Property and Government Regulation**

We depend on our intellectual property and our failure to protect it could enable competitors to market products with similar features that may reduce demand for our products.

If we are unable to protect our intellectual property, our competitors could use our intellectual property to market products similar to our products, which could reduce demand for our products. Our success depends substantially upon the internally developed technology that is incorporated in our products. We may be unable to prevent unauthorized parties from attempting to copy or otherwise obtaining and using our products or technology. Policing unauthorized use of our technology is difficult, and we may not be able to prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our intellectual property as fully as those in the United States. Others may circumvent the trade secrets, trademarks and copyrights that we own and any of the U.S. patents or foreign patents owned by us or subsequently issued to us may be invalidated, circumvented, challenged or rendered unenforceable. In addition, we may not be issued any patents as a result of our pending and future patent applications and any patents we now hold, or may be issued in the future, may not have the breadth of claim coverage sought by us.

Most of our intellectual property is not covered by any patent or patent application. We seek to protect this proprietary intellectual property, which includes intellectual property that may not be patented or patentable, in part by confidentiality agreements with our distributors and employees. These agreements afford only limited protection and may not provide us with adequate remedies for any breach or prevent other persons or institutions from asserting rights to intellectual property arising out of these relationships.

**We have pending patent approvals that might be vulnerable.**

The Company needs to continuously register new patents and other intellectual property protections. Some of our intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not currently or in the future be registered with the proper authorities. Our competitors may attempt to register our intellectual property as their own or take advantage of the lack of protections. Any unforeseeable costs associated with protecting ourselves from such practices may negatively affect our financial condition and operations.

**We could incur substantial costs defending our intellectual property from infringement by others.**

Unauthorized parties may attempt to copy aspects of our products or to obtain and use our proprietary information. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of the proprietary rights of others. Any litigation could result in substantial costs and diversion of resources with no assurance of success.

**We could incur substantial costs defending against claims that our products infringe on the proprietary rights of others.**

The patent landscape in the field of PEM fuel cell technology is complex. A large number of patents, including overlapping patents, relating to this technology have been granted worldwide. We are aware of patents in the fuel cell architecture field held by potential competitors and other third parties who could claim infringement by us with respect to these patents or other patents or proprietary rights, and we cannot assure you that we would prevail in any such proceeding.

In addition, some of our employees are parties to the assignment of invention and nondisclosure agreements with their former employers. These agreements generally grant the former employer rights to technology developed by the employee while employed by the former employer and prohibit disclosure of that technology or other employer information to third parties. We cannot assure you that such employers will not assert claims against us or our employees alleging a breach of those agreements or other violations of their proprietary rights or alleging rights to inventions by our employees, or that we would prevail in any such proceeding.

**Any infringement claims against us, whether meritorious or not, could be time-consuming, result in costly litigation or arbitration, cause a diversion of technical and management personnel, require us to develop non-infringing technology or to enter into expensive royalty or licensing agreements.**

We might not be successful in developing non-infringing technologies. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all, and could significantly harm our business and operating results. A successful claim of infringement against us or our failure or inability to license the infringed or similar technology could require us to pay substantial damages and could harm our business as we would not be able to sell the affected product without redeveloping it or incurring significant additional expense. In addition, to the extent we agree to indemnify customers or other third parties against infringement of the intellectual property rights of others, a claim of infringement could require us to incur substantial time, effort and expense to indemnify these customers and third parties and could disrupt or terminate their ability to use, market or sell our products.

**Our ability to develop and sell our products or services is dependent on US and international government regulations, which can be subject to change at any time.**

Our products will be subject to environmental (e.g., emissions) regulations issued and enforced by the US Environmental Protection Agency (EPA) and equivalent agencies in other countries. For certain applications (e.g., aviation) there will be additional performance, reliability, and safety certification requirements that our products must meet in order to be used by systems integrators and operators for those applications. Our ability to sell products for certain applications is or may be dependent on government regulation, such as the State Department, the Department of Commerce and other relevant government laws and regulations, especially concerning exports of certain products that may have military applications, subject to International Traffic in Arms Regulation (ITAR). The laws and regulations concerning the development, selling and use of our product may be subject to change and if they do then the selling of certain products or services may no longer be in the best interest of the Company. At such a time the Company may no longer want to sell certain products or services into selected markets and your investment in the Company may be negatively affected.

**Future government regulation may impair our ability to market and sell our products.**

Our products are potentially subject to federal, local and foreign laws and regulations governing, among other things, atmospheric emissions as well as laws relating to occupational health and safety. We may incur substantial costs or liabilities in complying with governmental regulations. Our potential customers must also comply with numerous laws and regulations, which could affect their interest in our products. We could incur potentially significant expenditures in complying with environmental and health and safety laws, regulations and requirements that may be adopted or imposed in the future.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Infinity designs, builds, tests, and delivers complete Proton Exchange Membrane, PEM, fuel cell and PEM electrolyzer systems. Our patents and proprietary technology have helped win multiple contracts with NASA, space commerce and commercial aerospace companies, and various branches of the US Military. For spacecraft, space surface operations and underwater vehicles Infinity is developing a new generation of fuel cells and electrolyzers to operate and survive in these extreme environments.

Co-Issuer

Legal Name: Infinity Fuel Cell and Hydrogen CF SPV, LLC

Type of Business: Limited Liability Company

Formed: 2023-06-09

Address: 431A Hayden Station Road

Optional Address: Suffield, CT 06078

Country: DE

City: Windsor

State: CT

Zipcode: 06095

Phone Number: 8606886500

Contact: WILLIAM F SMITH

Website:

Business Plan

We are bringing these technologies down to earth to help invent a carbon-free future. Applications include commercial aircraft fuel cells and green hydrogen electrolyzers that produce hydrogen from renewable power sources. Our mission is to enable a new generation of clean, quiet, high-performance power and energy storage systems fueled by renewable hydrogen.

**Our technological advantages include:**

• Patented Non-Flow-Through hydrogen-oxygen fuel cell designs that provide simple, efficient, and air-independent fuel cells for space and underwater applications.
• Zero-gravity compatible fuel cell and electrolyzer designs
• The ability to directly generate high pressure hydrogen and oxygen (150 BAR and above) from low-pressure input water without mechanical compression
• High current density operation of fuel cells and electrolyzers
• Patented modular system regenerative fuel cell designs

Infinity Fuel Cell and Hydrogen, Inc., has been granted and holds 5 US Patents and numerous foreign patents and has other patents in development. Infinity now holds two registered trademarks.

The SPV, Infinity Fuel Cell and Hydrogen CF SPV, LLC was organized on September 6, 2023 and has no purpose other than to hold the securities to be issued by the Company and pass through the rights related to those securities. Investments in this offering will be made through Infinity Fuel Cell and Hydrogen CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act.

**Organization History: Transition from Initial LLC**

• Infinity Fuel Cell and Hydrogen, LLC was formed on November 25, 2002. It was wholly owned by the single managing member William Smith.
• Infinity Fuel Cell and Hydrogen, Inc. was formed as a Delaware C Corporation on February 18, 2005.
• On April 5, 2005, Infinity Fuel Cell and Hydrogen, LLC changed its name to Infinity Technologies, LLC and remained a single-member LLC owned by William Smith.
• On December 11, 2006, Infinity Fuel Cell and Hydrogen, Inc. acquired Infinity Technologies, LLC, and the managing member of Infinity Technologies, LLC changed from William Smith to Infinity Fuel Cell and Hydrogen, Inc.
• Infinity Technologies, LLC, as of today, remains a wholly owned unit of Infinity Fuel Cell and Hydrogen, Inc.

**Industries and Competition**

The company is developing patented core products to service multiple markets in rapidly growing demanding industries:

• providing space electrical power and life support systems, for a new generation of space missions
• providing revolutionary electrical power systems for uncrewed underwater vehicles and
• providing renewable green hydrogen energy as backup or primary even powering completely off-grid AI server farms.

The following summarizes these markets providing top level, (TAM) characterization of their size and growth rates. As shown here, all of these markets are very active and growing rapidly.

It is important to note that while these markets are diverse, all of these markets utilize a common core set of Infinity's technologies.

**Markets:**

**- Space Power and Life Support Market:**

The Global Space Economy is estimated to be worth $1.8 trillion by 2035 (accounting for inflation), up from $630 billion in 2023.*

The Company has been developing our patented fuel cell and electrolysis space compatible technology and systems funded by NASA since 2005 and in the past five years has also been funded to advance the technology for multiple commercial space companies.

Fuel cells have provided electrical power for U.S. manned spacecraft mission from Gemini to Apollo to the Space Shuttle Orbiter. All of these missions had in common the need for extended power without access to power from solar cells. As a new generation of spacecraft and lunar surface missions emerge, fuel cells are again projected to play a major role in powering these vehicles and powering planetary surface missions.

Oxygen: Many of these emerging missions are planned to include crews that need oxygen to survive. The International Space Station, ISS, provides oxygen via zero-gravity compatible water electrolysis originally developed with some current Infinity team members. Infinity has been funded by a series of three NASA programs and subsequent commercial space programs developing liquid feed zero-g compatible water electrolysis systems and we view this as another important market opportunity.

**- Underwater Power Market: The uncrewed underwater vehicle market is "projected to grow from $4.8 billion in 2024 to $11.1 billion by 2030, at a CAGR of 15%"\*\***

Underwater vehicles have a similar issue regarding power as space systems. Both must be air-independent. The U.S. Navy has a focused multi-year program aimed at developing fuel cell power plants to power a new generation of Unmanned Underwater Vehicles, UUVs, and Autonomous Underwater Vehicles, AUVs. Infinity has been, and is currently, active in this program. Once fully developed, fuel cell power systems project to extend mission times from a few days to weeks or months acting as a low-cost force multiplier. Infinity is now under contract with a commercial UUV manufacturer and with a U.S. DoD partner.

**- PEM Electrolyzer Market:** The global PEM electrolyzer market is large and growing rapidly. It is estimated to be over $8.9 billion in 2024 and the PEM segment that the Company is actively developing is projected to grow to $28.5 billion by 2034 \*\*\* Hydrogen fuel cells need hydrogen fuel and many industrial processes need hydrogen as well. Hydrogen produced by electrolysis powered by renewables, or green hydrogen, is envisioned to become a major source of this hydrogen. Infinity believes our technology and electrolysis products, especially our ability to generate hydrogen at pressure with a compressor, can play an important role in this market.

**- The Regenerative Fuel Cell (RFC) Market** size stood at USD 230 Million in 2024 and is forecast to achieve USD 1.2 Billion by 2033, registering a 20.5% CAGR from 2026 to 2033.

**** Fuel cells and electrolyzers can combine to create energy storage systems called Regenerative Fuel Cells or RFCs. RFC's project to provide a complement to batteries with the ability to store very large amounts of energy as hydrogen and provide that energy over many days or weeks as needed. Such systems may even be a key technology to enable the development of off-grid AI data farms. Infinity has been developing RFCs since 2005 and is currently engaged in two programs directedly related to this market.

**- Aircraft Fuel Cell Power Market:** The global Hydrogen Aircraft Market was valued at USD 390.9 million in 2024, and is projected to reach USD 4.8 billion by 2034, rising at a CAGR of 28.7%***** Decarbonization of air travel is a major challenge and hydrogen fuel cells are envisioned to play an important role. Infinity personnel have been active in supporting the FAA in developing fuel cell expertise and the Company has been funded by the FAA for aircraft fuel cel technology development. Infinity views this market as a major opportunity where our AS9100 certification and overall aerospace systems knowledge are relevant.

* McKinsey & Co. , Space: The $1.8 trillion opportunity for global economic growth, April 8, 2024
**Source: Markets and Markets, Unmanned Underwater Vehicles Market by Type, April 2024
***Source: Global Market Insights, January 2025, Electrolyzer Market Size, Report GMI4787
****Source: Verified Market Reports, Global Regenerative Fuel Cell (RFC) Market Size Regenerative Fuel Cell Market Insights, March 2025, Report ID: 328302,
*****Source: Research and Markets, February 2025, Hydrogen Aircraft Market Opportunity, Growth Drivers, Industry Trend Analysis, and Forecast 2025-2034

**Competition**

**- Air Independent Fuel Cell Competition:**
For both space and underwater applications, when the amount of energy to be stored is relatively large, fuel cells offer substantial mission advantages over batteries and are projected to find wide applications when fully developed. This section addresses competition for PEM space underwater fuel cells operating on hydrogen and oxygen supply reactants.

**- Competition: H2-O2 Fuel Cells**
Our direct competition is from a very limited number of other hydrogen-oxygen fuel cell companies and an indirect competitor: batteries. The following briefly details key attributes and issues of both types of competitors.

**- Direct H2-O2 Fuel cell Competition**
Direct Fuel Cell Competition: Infinity vs. other space/underwater fuel cell companies

Other companies active in air-independent hydrogen-oxygen fuel cells include Teledyne, Giner, Inc., and Siemens. Of these we believe only Teledyne has a zero-gravity design at a maturity level to be competitive with Infinity. Honda has recently advertised lunar surface compatible fuel cells but to our knowledge have not demonstrated this in flight. Infinity has demonstrated our technology aboard two Blue Origin New Shepard flights most recently in December 2024. Siemens has primarily delivered H2-O2 fuel cells for large, manned submarines.

The proven benefits of our patented design have enabled us to be selected for multiple contracts in aerospace and underwater applications.

**- Indirect Competition: Fuel Cells Vs. Batteries**

Both fuel cells and batteries provide clean, quiet electrical power. For spacecraft, batteries combined with solar power are a baseline power source for any spacecraft mission where solar illumination is possible and where the amount of energy to be stored is modest. For non-nuclear underwater missions batteries have been the traditional approach for manned and unmanned power generation.

In both cases batteries have limitations. In space applications, where solar recharge is not possible, such as during a 320-hour lunar night, battery mass penalties are prohibitive. Similarly, when underwater missions are required to extend to weeks or months, batteries are limited by mass-related buoyancy issues.

NASA has selected regenerative fuel cell architectures as a preferred approach for lunar power generation and Infinity is currently under contract with NASA to develop fuel cells for this effort. Fuel cells are also promising for use in powering space vehicles, especially systems that utilize hydrogen-oxygen propulsion. In such applications, the fuel cell can simply utilize reactant boil-off with no mass penalty for fuel or oxidizer. Also, when manned systems are powered using fuel cells the water waste product becomes a vital life support resource.

**- Electrolyzer Competition and Infinity's Competitive Position:** While hydrogen for industrial use has been a steadily growing market, hydrogen for energy use is rapidly becoming competitive with batteries and other alternatives stimulating massive growth in the sector. This hydrogen energy sector is an Infinity focus, using electrolyzers to generate hydrogen as an energy carrier to make intermittent renewables dispatchable and to supply carbon-free green hydrogen for mobility solutions.

The company is knowledgeable regarding the scope of the competition and the industry. Our founder was also a co-founder of Proton Energy Systems, an early mover in the electrolyzer industry. Proton was acquired by NEL in 2017 and Proton's products now comprise a significant portion of NEL's revenue.

Existing competitors are numerous, including Plug Power, NEL ASA, Cummins, Teledyne, and ITM, among others. Among this group, one Infinity competitive advantage, and distinguishing characteristic, of our designs is the ability to generate high-pressure hydrogen. Infinity has been funded by the military, NASA and other federal agencies to develop high-pressure electrolyzers and modular regenerative fuel cell systems. The resulting, patented, high-pressure systems can directly deliver high-pressure hydrogen without a mechanical compressor. Our high-performance diffusion bonded structures allow high current density operation reducing the total cost of ownership.

Also, our modular designs allow for flexible integration and ease of maintenance, reducing installation and servicing costs.

**Current Stage and Future Roadmap**

We are solidifying our position as a leading supplier of air-independent fuel cells and pressurized PEM electrolyzer systems for space and underwater applications. In September 2022 and in December of 2023 our zero-gravity, air-independent fuel cell system, flew as NASA funded proof-of-concept demonstrations aboard Blue Origin New Shepard, missions numbers NS-23, and NS-24. Despite a booster launch anomaly that cut the NS-23 mission short, Infinity's system successfully functioned as expected during the entire shortened mission. Blue Origin then provided a makeup mission and in December 2023 our demonstration fuel cell flew aboard NS-

24 for a completely successful mission for both the vehicle and our experiment. It therefore became the first-ever hydrogen fuel cell to fly on a commercial launch vehicle, and the first in space since the end of the U.S. space shuttle program.

In the underwater market, in 2025, together with our partner, Cellula Robotics we created a joint venture, named Nautigen, Inc. focused on the global supply of fuel cell products for Uncrewed Underwater Vehicles. In this JV Infinity becomes the sole source provider of fuel cell to Nautigen and while Cellula provides marinization and market access for Nautigen.

Under this 10-year agreement Infinity grants Nautigen exclusive rights to market Infinity's fuel cells to this market. In return Infinity owns 20% of the JV, becomes Nautigen's sole source supplier of fuel cell powerplants and will receives guarantees of funding of development and production products from Nautigen. Minimum committed amounts of funding from Nautigen to Infinity include $2.2 million in years 1-2 and an additional $5+ million through year 5.

These development efforts in 2025 are showing benefits in 2026. Through the first 4 months of 2026 we have achieved over $ 5 million of new bookings for space and underwater markets. This is in addition to the JV provided funding. Also our work in 2025 supported a breakthrough 2000 km swim of a Cellula Robotics Envoy class UUV in early 2026.

Related to space products: In 2025 Infinity continued funding development of fuel cell and electrolyzers for lunar surface operations with support from NASA Glenn Research Center and from a major private commercial prime contractor. Among other achievements was a successful life demonstration of over 2600 hours for a lunar surface fuel cell.

Overall, our aim in the near term will be to solidify our current position in the rapidly growing markets for electrolyzers and fuel cells in space and sub-surface marine applications, while expanding our infrastructure and capabilities to build products for broader surface markets on land and sea.

**These planned additional products and markets include:**

• Scale-up, cost reduction and commercialization of our modular electrolyzer system architecture to compete for the exponentially expanding global renewable hydrogen electrolysis market.
• High Power, air breathing fuel cells for hard to decarbonize sectors including aviation, surface marine, and mobile off-grid applications.

DIRECTORS, OFFICERS AND EMPLOYEES


Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

William Smith

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

William Smith is founder and President of Infinity Fuel Cell and Hydrogen, Inc. He has held this position since the founding of the company in 2002 until present.

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

He was also a co-founder of Proton Energy Systems, acquired by hydrogen company NEL in 2017. He served as Proton's Vice President of Business Development from company inception in 1996 until 2002 and was part of its management team taking Proton through a successful IPO on the NASDAQ as PRTN in the year 2000. Before co-founding Proton, Mr. Smith led various business development activities for advanced Proton Exchange Membrane products at the Hamilton Standard Division of United Technologies Corporation (now Collins Division of Raytheon Technologies). These included products for commercial, military and NASA applications. He holds 12 patents in the field. Prior to that Mr. Smith worked as an optical engineer in the Optical Operations Directorate at Perkin Elmer in Norwalk CT.

***Education***

Mr. Smith received his undergraduate degree in Physics from the University of Connecticut, and his MBA from the University of Massachusetts in Amherst.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

***Name***

William Smith

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

William Smith is founder and President of Infinity Fuel Cell and Hydrogen, Inc. He has held this position since the founding of the company in 2002 until present.

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

He was also a co-founder of Proton Energy Systems, acquired by hydrogen company NEL in 2017. He served as Proton's Vice President of Business Development from company inception in 1996 until 2002 and was part of its management team taking Proton through a successful IPO on the NASDAQ as PRTN in the year 2000. Before co-founding Proton, Mr. Smith led various business development activities for advanced Proton Exchange Membrane products at the Hamilton Standard Division of United Technologies Corporation (now Collins Division of

Raytheon Technologies). These included products for commercial, military and NASA applications. He holds 12 patents in the field. Prior to that Mr. Smith worked as an optical engineer in the Optical Operations Directorate at Perkin Elmer in Norwalk CT.

## Education

Mr. Smith received his undergraduate degree in Physics from the University of Connecticut, and his MBA from the University of Massachusetts in Amherst.

## Name

William Davis

## All positions and offices held with the Company and date such position(s) was held with start and ending dates

William is the Chief Financial Officer working at Infinity Fuel Cell and Hydrogen, Inc. since June 2022. Previously, he fulfilled the role of Controller from March 2014 until June 2022. As CFO, he is responsible for all accounting functions and processes. In addition, he is responsible for all banking activities, communicating and working with the Company's outside auditors and communicating to the leadership team monthly financial results.

## Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

William has been an accountant for over 40 years working in many different industries. He has diversified experience in general accounting, financial reporting, budgeting, auditing and project management. Also, he has strong PC/Computer Application Skills utilizing many different software applications.

## Education

William earned his Bachelor of Science in Marketing from Husson University, a Master of Business Administration in Accounting from Bryant University and a Master of Science in Management Information Systems/Communication Technology from Rensselaer at Hartford.

## Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 14 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

| Type of security | Class A Common Stock |
|---|---|
| **Amount outstanding** | 345,750 |
| **Voting Rights** | One vote per share |
| **Anti-Dilution Rights** | |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment, employees exercising stock options, or by conversion of certain instruments e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most earlystage companies are unlikely to offer dividends, preferring to invest any earnings back into the company). |
| **Other Material Terms or information.** | The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers and preference of the holders of Class B Common Stock and the Preferred Stock. |

| | |
|---|---|
| **Type of security** | Class B Common Stock |
| **Amount outstanding** | 4,500,000 |
| **Voting Rights** | Ten votes per share |
| **Anti-Dilution Rights** | |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment, employees exercising stock options, or by conversion of certain instruments e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most earlystage companies are unlikely to offer dividends, preferring to invest any earnings back into the company). |
| **Other Material Terms or information.** | Please refer to Exhibit F of the Company's Offering memorandum for the Articles of Incorporation. |

| | |
|---|---|
| **Type of security** | Class C Common Stock |
| **Amount outstanding** | 707,043 |
| **Voting Rights** | No voting rights |
| **Anti-Dilution Rights** | |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment, employees exercising stock options, or by conversion of certain instruments e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most earlystage companies are unlikely to offer dividends, preferring to invest any earnings back into the company). |
| **Other Material Terms or information.** | Please refer to Exhibit F of the Company's Offering memorandum for the Articles of Incorporation. |

| | |
|---|---|
| **Type of security** | Class A Common Stock Options Options |
| **Amount outstanding** | 455,000 |
| **Voting Rights** | |
| **Anti-Dilution Rights** | |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | |
| **Other Material Terms or information.** | |

| | |
|---|---|
| **Type of security** | Class B Common Stock Options Options |
| **Amount outstanding** | 15,000 |
| **Voting Rights** | |
| **Anti-Dilution Rights** | |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | |
| **Other Material Terms or information.** | |

| Type of security | Class D Preferred Stock |
|---|---|
| Amount outstanding | 0 |
| Voting Rights | |
| Anti-Dilution Rights | |
| How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF | Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment, employees exercising stock options, or by conversion of certain instruments e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most earlystage companies are unlikely to offer dividends, preferring to invest any earnings back into the company). |
| Other Material Terms or information. | |

The Company has the following debt outstanding:

| Type of debt | Convertible Notes |
|---|---|
| Name of creditor | |
| Amount outstanding | $500,000 |
| Interest rate and payment schedule | Accrues interest at a rate of 5%. |
| Amortization schedule | |
| Describe any collateral or security | |
| Maturity date | October 25, 2027 |
| Other material terms | Note is still current and not converted. Convertible to Preferred Stock. |

The total amount of outstanding debt of the company is $500,000.00.

The Company has conducted the following prior Securities offerings in the past three years:

| Security Type | Number Sold | Money Raised | Use of Proceeds | Offering Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Common Stock | 523,251 | $4,188,994.00 | Net proceeds were used for product development, sales and marketing, working capital, and other general and administrative expenses. | October 6, 2023 | Regulation CF |
| Common Stock | 183,792 | $1,624,721.00 | Net proceeds were used for product development, sales and marketing, working capital, and other general | May 8, 2025 | Regulation CF |

| | | | | | |
|---|---|---|---|---|---|
| | | | and administrative expenses. | | |

Ownership

A majority of the Company is owned by a William Smith.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Percentage Owned |
|---|---|
| William F. Smith | 63.0% |

FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

Operations

Results of Operations

2025 was a highly successful investment year as we advanced our underwater and space products and increased our channels and access to the UUV market. In the underwater market, together with our partner, Cellula Robotics we created a joint venture, named Nautigen, Inc. focused on the global supply of fuel cell products for Uncrewed Underwater Vehicles.

In this JV Infinity becomes the sole source provider of fuel cells to Nautigen while Cellula provides expertise integrating our fuel cells into underwater applications. Under this 10-year agreement Infinity grants Nautigen exclusive rights to market Infinity's fuel cells for UUV applications only. In return Infinity owns 20% of the JV, becomes Nautigen's sole source supplier of fuel cell powerplants and receives guarantees of funding of development and production products from Nautigen.

Minimum committed amounts of funding from Nautigen to Infinity include $2.2 million in years 1-2 and an additional $5+ million through year 5. Development efforts from 2025 are showing benefits in 2026. Through the first 4 months of 2026 we have achieved over $5.3 million of new bookings for space and underwater markets. This is in addition to the JV provided funding. Also, our work in 2025 supported a breakthrough 2000 km swim of a Cellula Robotics Envoy class UUV in early 2026.

**Related to space products:** In 2025 Infinity continued funding development of fuel cell and electrolyzers for lunar surface operations with support from NASA Glenn Research Center and

from a major private commercial prime contractor. Among other achievements was a successful life demonstration of over 2600 hours for a lunar surface fuel cell.

Revenue Recognition:

The transfer of control of our product to our customer is based on its delivery milestone and has a significant impact on the timing of the recognition of our product revenue. Many factors can cause a lag between the time that a customer signs a contract and our recognition of product revenue.

**Total Revenue**

Total revenue for fiscal year 2025 was $922,409, a decrease of 71% compared to the year ended December 31, 2024 revenue of $3,219,804. Revenue in 2025 included work on prime contracts with NASA Glenn Research Center, commercial space and underwater companies. The majority of 2025 revenue came from commercial underwater contracts.

**Cost of Revenue**

Total cost of revenue in the year ended December 31, 2025 was $1,433,066, a decrease of $382,759, or 21% from costs of $1,815,825 in the year ended December 31, 2024. This decrease was largely due to performance costs (labor and material) on all government and commercial contracts.

**Gross Profit**

Gross profit in the year ended December 31, 2025 decreased by $1,914,636 over the year ended December 31, 2024 gross profit. Gross profit as a percentage of revenues decreased from 44% in 2024 to -55.4% in 2025. This was caused by an increase in contract costs related to all government and commercial contracts.

**Operating Expenses**

Total operating expenses in the year ended December 31, 2025 increased $514,829 from the year ended December 31, 2024. The Company's expenses consist of compensation and benefits, marketing and sales expenses, fees for professional services and patents, and research and development expenses. Major increases in expenses are related to increases in all general and administrative areas.

**Liquidity and Capital Resources**

The combination of our existing cash and cash equivalents is expected to be sufficient to meet our anticipated cash flow needs for at least the next 6 months. If these sources of cash are insufficient to satisfy our near-term or future cash needs, we may require additional capital from equity or debt financings to fund our operations, in particular, our capacity for product development and market expansion requirements, to timely respond to competitive market pressures, strategic opportunities or otherwise. We may, from time to time, engage in a variety of financing transactions for such purposes. We may not be able to secure timely additional financing on favorable terms, or at all. The terms of any additional financing may place limits on our financial and operating flexibility. If we raise additional funds through further issuances of equity or equity-linked securities, our existing stockholders could suffer dilution in their percentage ownership of us, and any new securities we issue could have rights, preferences and privileges senior to those of holders of our common stock. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending on research and development efforts and other business initiatives, the rate of growth in the volume of system builds, the need for additional production space, the expansion of sales and marketing activities both in domestic and international markets, market acceptance of our products, our ability to secure financing and overall economic conditions. In order to support and achieve our future growth plans, we may need or seek advantageously to obtain additional funding through an equity or debt financing. Failure to obtain this financing or financing in future quarters may affect our results of operations, including our revenues and cash flows.

As of April 27, 2026, the Company has capital resources available of $1,442,859 cash on hand.

Material Subsequent Events

The Company monitored and evaluated any subsequent events for footnote disclosures or adjustments required in its consolidated financial statements for the year ended December 31, 2025 through April 27, 2026, the date on which the consolidated financial statements were available to be issued.

In the first 4 months of 2026 Infinity received purchase orders for a combined amount over $5.3 million for deliveries in 2026. This amount includes orders from our Joint Venture partner, Nautigen, to supply our fuel cell systems for underwater military use for a Defense Innovation Unit / U.S. Navy application as well as for work from a major space prime related to lunar surface systems.

Also, in March 2026 Infinity's fuel cell powerplant successfully powered a Cellula Robotics, Envoy vehicle completing a 2,000 km continually submerged swim. This is a major long distance range milestone and a record first for any fuel cell powered UUV to our knowledge. Cellula Robotics is a leading Uncrewed Underwater Vehicle, UUV, supplier and our partner in the Nautigen joint venture.

The underwater contracts, for a major U.S. military application, have substantial follow-on production potential and are a key step toward full production of our underwater fuel cell products. The space related contract, signed in April 2026, is a new follow-on contract with a major aerospace company related to lunar surface Regenerative Fuel Cell applications.

This effort closely aligns with a related shift in NASA strategy outlined in NASA's Ignition event, announced March 24, 2026 to accelerate lunar surface missions. Among other items, NASA now intends to use non-nuclear power systems for initial lunar surface missions. https://www.nasa.gov/news-release/nasa-unveils-initiatives-to-achieve-americas-national-space-policy/

Finally, on April 11, 2026 NASA successfully completed the Artemis II mission safely returning humans to the moon and bringing them back home again.

Indebtedness

Since Infinity began business in 2005 it has been self-funded relying on contracts with various customers (Federal Government, Commercial Aerospace and Commercial Underwater companies). With this offering, Infinity has not incurred any indebtedness to outside parties.

In our aerospace type of business revenue can vary with program and project cycles. This is normal. For example, while 2025 recorded a loss as we invested in product development, we expect 2026 to be profitable. As early prototypes enter production we are working to lower cost of goods sold to increase overall gross margins and increase profitability. In particular we have ongoing development of a lower cost fuel cell design which should be ready for production in 2027.

Liquidity and Capital Resources

On October 6, 2023 the Company conducted an offering pursuant to Regulation CF and raised $4,188,994.00.

On May 8, 2025 the Company conducted an offering pursuant to Regulation CF and raised $1,624,721.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
We currently have one line of credit totaling $100,000 which had an amount of $99,280 available as of April 22, 2026.

Capital Expenditures and Other Obligations

In 2025 Infinity Fuel Cell and Hydrogen, Inc. created and launched a joint venture with Cellula Robotics USA, Inc. a leading global Uncrewed Underwater Vehicle, UUV, manufacturer. The Joint Venture, named NautiGEN, Inc., is initially being located at Infinity facilities in Windsor, CT and is dedicated to the broad global market supply of complete marine fuel cell power systems for underwater and surface applications. These products will include Infinity's fuel cell powerplants and related reactant storage and supply systems. Initially Nautigen will leverage the global marketing distribution and support of the Cellula partner. Although currently partly owned by Cellula, the intention is that Nautigen will operate as a fully independent company supplying all marine customers not exclusively Cellula. Under this 10-year agreement Infinity grants Nautigen exclusive rights to market Infinity's fuel cells to this UUV market segment only. In return Infinity owns 20% of the JV, becomes Nautigen's sole source supplier of fuel cell powerplants and receives guarantees of funding of development and production products from Nautigen. Minimum committed amounts of funding from Nautigen to Infinity include $2.2 million through year 2, $1.5 million in year 3 escalating at 20% YoY through year 5 for additional $5+ million through year 5, or over $7 million in total guaranteed through year 5. The agreement also maintains a goal, but not a firm commitment, of continuing the minimum 20% YoY increase through year 10. If the goal is met this total would become about $27 million.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

### Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

***Company Loans***

| **Related Person/Entity** | A majority stockholder |
|---|---|
| **Relationship to the Company** | A majority stockholder |
| **Total amount of money involved** | $300,000 |
| **Benefits or compensation received by related person** | A majority stockholder loaned the Company $300,000 in the beginning of 2024, of which $300,000 was paid back in 2025. |
| **Benefits or compensation received by Company** | The company received beneficial operating cash. |
| **Description of the transaction** | Loan |

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

## OTHER INFORMATION

**The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.**

**The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.**

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned. **The issuer also certifies that the attached financial statements are true and complete in all material respects.**

INFINITY FUEL CELL AND
HYDROGEN, INC.

_____

William Smith,
President, CEO and Sole Director
Date: April 24, 2025

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned. The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

INFINITY FUEL CELL AND
HYDROGEN CF SPV, LLC.

_____

William Smith,
President and CEO of the Manager
Date: April 24, 2025

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned. **The issuer also certifies that the attached financial statements are true and complete in all material respects.**

INFINITY FUEL CELL AND
HYDROGEN, INC.

_____

William Davis,
Chief Financial Officer
Date: April 24, 2025

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.  The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

INFINITY FUEL CELL AND
HYDROGEN, INC.

_____

William Davis
Chief Financial Officer
of the Manager
Date: April 24, 2025

EXHIBITS

Exhibit A        Financial Statements

Infinity Fuel Cell & Hydrogen, Inc.
Balance Sheets
December 31, 2025 and 2024

|  | | 2025 | | 2024 |
|---|---|---|---|---|
| **Assets** | | | | |
| Current assets: | | | | |
| Cash | $ | 532,014 | $ | 501,924 |
| Accounts receivable | | 6,343 | | 555,406 |
| Unbilled accounts receivable | | - | | 79,877 |
| Other assets | | 50,319 | | 58,853 |
| Total current assets | | 588,676 | | 1,196,060 |
| | | | | |
| Property and equipment, net | | 540,019 | | 850,987 |
| Right-of-use operating lease assets | | 446,136 | | 33,356 |
| Intangible assets, net | | 100,799 | | 113,507 |
| | | | | |
| Total assets | $ | 1,675,630 | $ | 2,193,910 |
| | | | | |
| **Liabilities and Stockholders' Equity/(Deficit)** | | | | |
| Current liabilities: | | | | |
| Accounts payable | $ | 67,551 | $ | 153,733 |
| Accrued expenses | | 201,386 | | 162,575 |
| Deferred revenue | | 767,621 | | 19,288 |
| Line of credit | | 20,479 | | 68,857 |
| Right-of-use operating lease liabilities, current portion | | 111,052 | | 35,001 |
| Net deferred tax liabilities | | 72,309 | | 72,309 |
| Total current liabilities | | 1,240,398 | | 511,763 |
| | | | | |
| Right-of-use operating lease liabilities, net of current portion | | 339,408 | | - |
| Notes payable | | 500,000 | | 800,000 |
| | | 839,408 | | 800,000 |
| | | | | |
| Total liabilities | | 2,079,806 | | 1,311,763 |
| | | | | |
| Stockholders' equity: | | | | |
| Common stock, class A | | 758 | | 758 |
| Common stock, class B | | 4,500 | | 4,500 |
| Common stock, class C | | 707 | | 524 |
| Additional paid in capital | | 3,677,270 | | 2,534,769 |
| Retained earnings/(deficit) | | (4,087,411) | | (1,658,404) |
| Total stockholders' equity/(deficit) | | (404,176) | | 882,147 |
| | | | | |
| Total liabilities and stockholders' equity | $ | 1,675,630 | $ | 2,193,910 |

Infinity Fuel Cell & Hydrogen, Inc.
Statement of Operations
For the years ended December 31, 2025 and 2024

| | | 2025 | | 2024 | | 2023 |
|---|---|---|---|---|---|---|
| Contract revenues | $ | 922,409 | $ | 3,219,804 | $ | 6,940,614 |
| Cost of contract revenues | | (1,433,066) | | (1,815,825) | | (6,495,641) |
| Gross profit | | (510,657) | | 1,403,979 | | 444,973 |
| Operating expenses: | | | | | | |
| General and administrative | | 1,385,276 | | 1,222,602 | | 2,060,598 |
| Research and development | | 490,649 | | 138,494 | | 410,530 |
| Total operating expenses | | 1,875,925 | | 1,361,096 | | 2,471,128 |
| Operating income/(loss) | | (2,386,582) | | 42,883 | | (2,026,155) |
| Other income/(expense): | | | | | | |
| Loss on disposal of property and equipment | | (329) | | (5,712) | | - |
| Interest expense | | (29,701) | | (133,590) | | (18,629) |
| Other income | | 3,480 | | 34,284 | | 40,608 |
| Other expense | | (15,875) | | (41,392) | | (257,080) |
| Total other income/(expense) | | (42,425) | | (146,410) | | (193,698) |
| Loss before income taxes | | (2,429,007) | | (103,527) | | (2,219,853) |
| (Provision for)/benefit from income taxes | | - | | 43,232 | | 4,581 |
| Net loss | $ | (2,429,007) | $ | (60,295) | $ | (2,215,272) |

Infinity Fuel Cell & Hydrogen, Inc.
Statements of Changes in Members' Equity
For the years ended December 31, 2025 and 2024

| | Common Stock, Class A | | | Common Stock, Class B | | | Common Stock, Class C | | | Additional Paid In Capital | Retained Earnings /(Deficit) | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Authorized | Issued | Amount | Authorized | Issued | Amount | Authorized | Issued | Amount | | | |
| Balance, January 1, 2024 | 14,000,000 | 345,750 | $ 758 | 16,000,000 | 4,500,000 | $ 4,500 | 5,000,000 | 18,635 | $ 19 | $ 462,700 | $ (1,598,109) | $ (1,130,132) |
| Stock issuance | - | - | - | - | - | - | - | 523,506 | 524 | 2,008,642 | - | 2,009,166 |
| Stock option compensation | - | - | - | - | - | - | - | - | - | 63,408 | - | 63,408 |
| Net loss | - | - | - | - | - | - | - | - | - | - | (60,295) | (60,295) |
| Balance, December 31, 2024 | 14,000,000 | 345,750 | 758 | 16,000,000 | 4,500,000 | 4,500 | 5,000,000 | 542,141 | 543 | 2,534,750 | (1,658,404) | 882,147 |
| Stock issuance | - | - | - | - | - | - | - | 164,902 | 164 | 862,533 | - | 862,697 |
| Stock option compensation | - | - | - | - | - | - | - | - | - | 279,987 | - | 279,987 |
| Net loss | - | - | - | - | - | - | - | - | - | - | (2,429,007) | (2,429,007) |
| Balance, December 31, 2025 | 14,000,000 | 345,750 | $ 758 | 16,000,000 | 4,500,000 | $ 4,500 | 5,000,000 | 707,043 | $ 707 | $ 3,677,270 | $ (4,087,411) | $ (404,176) |


Infinity Fuel Cell & Hydrogen, Inc.
Statements of Cash Flows
For the years ended December 31, 2025 and 2024


| | 2025 | 2024 |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net loss | $ (2,429,007) | $ (60,295) |
| Adjustments to reconcile net income/(loss) to | | |
| change in cash from operating activities: | | |
| Depreciation | 311,989 | 348,370 |
| Amortization | 13,725 | 13,670 |
| Loss on disposal of property and equipment | 329 | 5,712 |
| Stock based compensation expense | 279,987 | 63,408 |
| Changes in assets and liabilities: | | |
| Accounts receivable | 549,063 | (493,772) |
| Unbilled accounts receivable | 79,877 | (48,969) |
| Other assets | 8,534 | 16,010 |
| Accounts payable | (86,182) | (653,443) |
| Accrued expenses | 38,811 | (13,987) |
| Deferred revenue | 748,333 | (602,123) |
| Right-of-use operating lease assets/liabilities | 2,679 | (3,500) |
| Net deferred tax liabilities | - | (56,133) |
| Change in cash from operating activities | (481,862) | (1,485,052) |
| | | |
| **Cash flows from investing activities:** | | |
| Payments for intangible assets | (1,017) | (150) |
| Payments for property and equipment | (1,350) | (4,830) |
| Change in cash from investing activities | (2,367) | (4,980) |
| | | |
| **Cash flows from financing activities:** | | |
| Proceeds from common stock issuance | 862,697 | 2,009,166 |
| Proceeds from/(repayments of) notes payable | (300,000) | 800,000 |
| Net repayments of line of credit | (48,378) | (1,027,889) |
| Change in cash from financing activities | 514,319 | 1,781,277 |
| | | |
| Net change in cash | 30,090 | 291,245 |
| Cash at beginning of year | 501,924 | 210,679 |
| Cash at end of year | $ 532,014 | $ 501,924 |
| | | |
| **Supplemental disclosure of cash flow information** | | |
| Cash paid for: | | |
| Interest | $ 68,745 | $ 94,546 |
| Income taxes | $ - | $ 9,423 |